Exhibit 99.2

Bezeq The Israel Telecommunications Corporation Ltd.

(“Bezeq”)

To:

Israel Securities Authority

Tel Aviv Stock Exchange Ltd.

Re: Class Action - Update

Tel Aviv, Israel – May 1, 2019 - Bezeq The Israel Telecommunication Corp., Ltd. (TASE: BEZQ), announced that regarding a request to approve a class action against Bezeq, in which it was claimed that Bezeq deliberately limits the surfing speed for ISPs and refrains from correcting errors in that respect, a ruling was issued by the court on April 30, 2019 that approved the following: the petitioners withdrew their request for class action certification since following disclosure of documents, the petitioners concluded there are evidentiary difficulties in continuing with the legal proceeding against Bezeq.

The above information constitutes a translation of the Immediate Report published by Bezeq. The Hebrew version was submitted by Bezeq to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.